SECUR 20010300

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-18974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hartfield Titus & Donnelly,LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place, Suite 1500
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL GEORGE
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company LLP
(Name – *if individual, state last, first, middle name*)

290 W.Mount Pleasant Ave	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
FEB 27 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Edward J. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hartfield Titus & Donnelly,LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

General Counsel/Chief Compliance Officer

Title

Notary Public

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4888830
Qualified in Suffolk County
Commission Expires July 31, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARTFIELD, TITUS & DONNELLY, LLC AND SUBSIDIARY
(Limited Liability Companies)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

HARTFIELD, TITUS & DONNELLY, LLC AND SUBSIDIARY
(Limited Liability Companies)
FOR THE YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Managing Member
Hartfield, Titus & Donnelly, LLC & Subsidiary

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Hartfield, Titus & Donnelly, LLC & Subsidiary as of December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Hartfield, Titus & Donnelly, LLC & Subsidiary as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statement, Hartfield, Titus & Donnelly, LLC & Subsidiary have changed their method of accounting for leases in 2019 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 842, *Leases*.

Basis for Opinion

This consolidated financial statement is the responsibility of Hartfield, Titus & Donnelly, LLC & Subsidiary's management. Our responsibility is to express an opinion on Hartfield, Titus & Donnelly, LLC & Subsidiary's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Hartfield, Titus & Donnelly, LLC & Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Hartfield, Titus & Donnelly, LLC & Subsidiary's auditor since 1991.
Livingston, New Jersey
February 21, 2020

HARTFIELD, TITUS & DONNELLY, LLC AND SUBSIDIARY
(Limited Liability Companies)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	3,173,296
Receivable from broker-dealers		427,896
Deposits with clearing houses		607,726
Investment in limited liability company		122,000
Due from related parties		120,437
Prepaid expenses and advances		74,177
Property and equipment, net		187,305
Cash surrender value of officers' life insurance, net of loans of $159,700		255,819
Security deposits		155,878
Right of use asset		2,317,320
TOTAL ASSETS	$	7,441,854

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	2,772,365
Other taxes payable		20,625
Present value of lease liability		2,529,490
Other liabilities		12,813
Total liabilities		5,335,293
Commitments and contingencies (Notes 5, 6, 9, and 10)		
Members' equity:		
Voting		928,427
Non-voting		1,178,134
Total members' equity		2,106,561
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	7,441,854

See accompanying notes to consolidated statement of financial condition.

HARTFIELD, TITUS & DONNELLY, LLC AND SUBSIDIARY
(Limited Liability Companies)
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hartfield, Titus & Donnelly, LLC ("Hartfield") was formed as a limited liability company in the state of New Jersey. Hartfield serves the investment community principally as a broker of municipal securities, corporate bonds and U.S. Government Securities in the Northeast, Mid-Atlantic, Midwest, Southern, and Pacific regions of the United States. The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation ("SIPC"). The Company is subject to the regulations of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Hartfield's operations also include the results from Munibrokers, LLC ("Munibrokers") a wholly-owned subsidiary offering information and support services to other fixed income brokers, dealers and other institutional clients.

As limited liability companies, the members are not liable for the debts, obligations, or liabilities of the entities, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

Principles of Consolidation

The consolidated financial statement include the accounts of Hartfield and Munibrokers (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of a consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and a money market account that are readily convertible into cash and purchased with original maturities of three months or less.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is provided on straight-line and double-declining methods over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Investment in Limited Liability Company

The Company accounts for its investment in a limited liability company under the cost method of accounting. Under this method, the Company's share of the earnings or losses of such investee company is not included in the consolidated statement of financial condition. However, impairment charges are recognized when evidence indicates that the value of the Company's investments has deteriorated. If circumstances suggest that the value of the Investee company has subsequently recovered, such recovery is not recorded.

Management has indicated that it was not practicable to estimate the fair value of this investment because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, management believes that the carrying amounts on the cost method were not impaired as of December 31, 2019.

Income Taxes

As a limited liability company, Hartfield is treated as a partnership for federal and state income tax purposes. Additionally, as a single member limited liability company, Munibrokers does not file a tax return. Rather, its activities are included on the partnership's tax returns of Hartfield. Accordingly, no provision has been made for income taxes in the accompanying consolidated financial statement, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. Hartfield files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Position

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09") (Topic 606), which requires an entity to recognize revenue to depict the transfer of promised good or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Effective January 1, 2018, the Company adopted this ASU in using a modified retrospective approach. Management has determined that due to the nature of its business, related performance obligations and the transfer of control in service provided to its customers, the adoption of this ASU did not affect the accounting for the revenue earned. The adoption did not have an impact on its financial condition, results of operations or cash flows.

Revenue from Contracts with Customers

Commission income: The Company acts as an inter-dealer broker in fixed income securities on behalf of its clients. The Company acts as an undisclosed agent brokering transactions between other registered broker dealers and certain other financial institutions. Each time the Company facilitate a matched trade between our clients, the Company earns a commission. Commissions and related clearing expenses are recorded on the trade date (the date the matched buy and sell trade orders are agreed to, executed and confirmed by the counterparties). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and purchaser is identified, the pricing is agreed upon, the contractual obligations are binding and we share in the risk of clearing and settlement. Commission are collected at the settlement date, generally the second business day after the trade date.

Software subscription fee income: The Company, through its subsidiary Munibrokers, LLC delivers access to the aggregated content of inter-dealer brokers in the municipal bond market to authorized users. Subscription basis revenue represents a single promise to provide access to data. Revenue is recognized over time on a ratable basis over the contract term, which generally is one year. Invoices for subscriptions are rendered monthly to subscribers.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted Accounting Pronouncement

Effective January 1, 2019, the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency by requiring the recognition of right to use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous US GAAP requirement, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a leasee, have not significantly changed from previous US GAAP requirements.

On January 1, 2019, the effective date of ASC 842, existing leases of the Company were required to be recognized and measured. Additionally any leases entered into during the year were also required to be recognized and measured. In applying ASC 842, the Company made an accounting policy election not to recognize the right of use assets and lease liabilities relating to short term leases. Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of the right to use assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates to apply in determining the lease liabilities.

The adoption of ASC 842 resulted in the recording of operating lease right of use assets of approximately $2,830,000 and operating lease liabilities of approximately $3,115,000 at January 1, 2019. During the year ended December 31, 2019, additional leases were entered into with additional right of use assets and lease liabilities of approximately $514,000.

The Company implemented ASC 842 using the modified retrospective approach. In addition, at January 1, 2019, there was no impact to members' equity upon adoption.

The Company determines if an arrangement is or contains a lease at inception. The Company's operating lease arrangement are comprised of real estate and facility leases. Right of use assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of the lease payments. The present value of the lease payments was determined using a 5.75% incremental borrowing rate. Right of use assets also exclude lease incentives.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted Accounting Pronouncement

The Company reconciles the operating lease expense with the operating lease payments by presenting the amortization of the right of use asset and the change in the lease liability in a single line item within the adjustments to reconcile net income to net cash provided operating activities in the accompanying statement of cash flows.

Subsequent Events

The Company has evaluated events occurring after the date of the consolidated statement of financial condition for potential recognition or disclosure in its consolidated financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its consolidated financial statement.

NOTE 2. CONCENTRATIONS OF CREDIT RISK

At December 31, 2019, and routinely throughout the year then ended, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in the accounts and does not believe there is any significant credit risk with respect to cash.

NOTE 3. DEPOSIT WITH CLEARING HOUSE

The Company entered into an agreement with Hilltop Securities, Inc. ("Hilltop") to clear the Company's trading transactions on a fully disclosed basis. As per the agreement, the Company is required to maintain a minimum interest-bearing deposit in the amount of $600,000.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2019, consisted of the following:

Equipment	$	495,410
Leasehold improvements		360,187
Furniture and fixtures		89,936
		945,533
Less: accumulated depreciation		(758,228)
Property and equipment, net	$	187,305

NOTE 5. RELATED-PARTY TRANSACTIONS

Consulting Agreements

The Company entered into agreements with a voting member to provide consulting services to the Company. The consulting expenses under this agreement amounted to $225,000 for the year ended December 31, 2019.

The Company entered into an agreement with a former voting member to provide consulting services to the Company. The consulting expenses under this agreement amounted to $125,000 for the year ended December 31, 2019.

The Company entered into an agreement with a former non-voting member to provide consulting services to the Company. The consulting expenses under this agreement amounted to $100,000 for the year ended December 31, 2019.

The Company entered into an agreement with a non-voting member to provide consulting services to the Company. The consulting expenses under this agreement amounted to $220,000 for the year ended December 31, 2019.

The Company has non-interest bearing advances to affiliates which are payable on demand.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Leases

The Company has entered into leases for its facilities in New Jersey, California, Illinois, Texas and Florida. The Company records the expenses to occupy its facilities on a straight-line basis over the lease term and are included in occupancy in the accompanying statement of income.

As of December 31, 2019, maturities of the outstanding lease liability for the Company were approximately as follows:

2020	$ 717,944
2021	748,788
2022	730,217
2023	334,931
2024	204,116
Thereafter	114,426
Total	2,850,422
Discount to present value	320,932
Lease liability	$ 2,529,490

NOTE 6. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity, over and above any previously accrued amounts.

The Company is subject to various legal proceedings arising during the ordinary course of operations. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial condition.

During June 2019, the Company entered into an agreement for consulting services for $15,000 per month for seven months. For the year ended December 31, 2019, the Company paid $105,000 for these consulting fees

NOTE 7. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) savings plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no matching contributions during 2019.

NOTE 8. OFFICERS' LIFE INSURANCE

The Company is the owner and beneficiary of insurance policies on the life of the former president in the amount of $200,000. At December 31, 2019, loans payable to the insurance company in the amount of $159,700, bearing interest at a rate of 7% per annum, are collateralized by the cash value of the policy.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2019, the Company had regulatory net capital of $1,350,203, which exceeded the Company's minimum net capital requirement of $188,704. The Company's percentage of aggregate indebtedness to net capital was 210% as of December 31, 2019.

NOTE 10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a municipal securities broker's broker, the Company is engaged in buying and selling securities for broker-dealers registered with the SEC and for some institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions.

The Company's exposure to credit risk associated with non-performance of registered broker-dealers in fulfilling their contractual obligations is minimal. A majority of the securities transactions clear through Hilltop, which guarantees the transactions, while the remaining securities transactions are with registered broker-dealers under contractual agreements. In the unlikely event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not require collateral to support such obligations.

NOTE 11. INVESTMENT IN LIMITED LIABILITY COMPANY

In September 2013, the Company and several other municipal securities inter-broker dealers formed Municipal Bond Information Services, LLC ("MBIS"). MBIS, among other things, collects certain municipal securities trading information from its members and transfers such information to the SEC and/or the Municipal Securities Rulemaking Committee when or if required. The Company owns a 9% interest in MBIS and accounts for its investment on the cost basis. The carrying value of the Company's investment at December 31, 2019, amounted to $122,000. Management has reviewed the value of the investment as of December 31, 2019, and has determined that no impairment has been sustained.